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                                           Filed by: Healtheon/WebMD Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                       Subject Company: OnHealth Network Company
                                                   Commission File No: 000-22212


THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF HEALTHEON/WEBMD COPORATION AND ONHEALTH NETWORK COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF THE SHAREHOLDERS OF ONHEALTH NETWORK COMPANY AND THE ISSUANCE OF THE COMMON STOCK OF HEALTHEON/WEBMD COPORATION IN THE MERGER

                     ONHEALTH & HEALTHEON/WEBMD ANNOUNCEMENT
                      MEDIA CONFERENCE CALL TALKING POINTS
                      WEDNESDAY, FEBRUARY 16, AT 2:00 P.M.


* OPERATOR: Good Morning. I have a brief statement. Other than historical information set forth herein, this announcement contains and this conference call may contain forward-looking statements that involve risks and uncertainties. Actual results could be materially different from those discussed in this announcement. Factors that could cause actual results to differ include, among others, the limited operating history of the two companies, continued growth in the use of the Internet and acceptance of the Internet as a secure medium over which to conduct transactions. Additional risks associated with the companies' business can be found in their recent registration statements and other periodic filings with the SEC.

INTRO -- REGGIE BRADFORD

* Reggie: Thank you. I am Reggie Bradford, Chief Marketing Officer of Healtheon/WebMD and I'd like to thank everyone for calling in. Also joining us on the call this morning are:

         -        Jeff Arnold, CEO of Healtheon/WebMD

         -        Robert Goodman, president and CEO of OnHealth Network Company

* Jeff will go over the terms of the deal and we will then hear from Robert. After that, I will discuss some of the benefits of this acquisition. We will then open it up to Q&A for the balance of the hour.
         The moderator will help you with this process.


TERMS OF THE DEAL - JEFF ARNOLD

* Jeff: Thanks, Reggie. Let me begin by saying how extremely excited we are on behalf of Healtheon/WebMD to announce the acquisition of OnHealth Network.

* As most of you know, our companies have taken two different, yet complementary, approaches to empowering consumers with critical healthcare information. Our combined site, www.WebMD.com, will leverage our two company's unique assets and solidifies our No. 1 position in the health category. With this acquisition, WebMD.com will become the most heavily trafficked health site for consumers and physicians. This acquisition supports our growth and lets us continue to build out our organization with the quality writers, researchers and medical staff from OnHealth.

* Currently, only an estimated 10 percent of the 30 billion annual healthcare transactions are electronic, representing a significant opportunity for us to replace paper-based inefficiencies with streamlined electronic communications.


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*        The acquisition of OnHealth fits into our overall strategy to enable a more efficient and effective healthcare delivery system. We made additional progress executing against that strategy on Monday, with our announcement to acquire Medical Manager and CareInsite. Taken altogether, this week has seen Healtheon/WebMD take smart, aggressive steps to execute on our vision of connecting and empowering consumers and physicians to fundamentally improve healthcare - to make it more affordable, convenient and accessible.

* On the financial front, under the terms of the agreement, holders of OnHealth stock are to receive .189435 shares of Healtheon/WebMD Common Stock for each share of OnHealth common stock.

*        There was no cash involved in this transaction

* Closing of the transaction, which will be accounted for as a purchase transaction, is expected in the second quarter this year, subject to regulatory approval, including the effectiveness of a joint registration/proxy statement on Form S-4 to be filed with the SEC, and certain other customary conditions.

And with that, I would like to turn this over to Robert Goodman of OnHealth.

ROBERT GOODMAN REMARKS - IMPACT ON CONSUMERS

* Thank you, Jeff. We are very excited at OnHealth to be joining forces with Healtheon/WebMD - one of the most respected and fastest-moving companies in this large e-health market.

* OnHealth's consumer marketing and content sensibility is a natural fit and perfect addition to Healtheon/WebMD's strong offering and creates the clear winner in the ehealth category. Our expertise in consumer publishing plus our proven appeal to women to will enhance WebMD's consumer content offering and reach. We bring to this acquisition strong programming and active communities focused on wellness, which augments WebMD's content competencies in diseases and therapies. By combining our content assets, we cover every conceivable topic in healthcare, medicine and wellness.

* We are excited to put our assets into play to help Healtheon/WebMD create a more efficient and effective healthcare delivery system. We think there are multiple synergies across our companies and look forward to integrating these two leaders.

And with that, I would like to turn this over to Reggie.

REGGIE BRADFORD REMARKS

* Thanks, Robert. I agree with Robert's perspective that the union of OnHealth and WebMD will accelerate the impact we're making on the industry - and give consumers even more valuable, trusted healthcare information.

* The benefits of bringing these two complementary companies together can be categorized in four primary areas.

         1. First - This deal increases our consumer base which, in turn, will help facilitate the adoption of new connectivity services, like prescription refills and insurance claims verification, by physician practices. With increasing numbers of consumers relying on WebMD for information and services covering all healthcare areas, we are well positioned to attract more physicians to these new services. WebMD will act as a


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                  catalyst for healthcare improvement - bringing patients and their caregivers together in ways that enrich the relationship for them both.

         2. Secondly - This combination helps consumers with an enriched experience. We traditionally have had a focus on disease and treatment content at WebMD.com and OnHealth Network focuses on wellness. As a result of our partnership, consumers will now have a single resource available to provide all of their healthcare information and services needs.

         3. Thirdly - Our advertisers will now have the opportunity to leverage the combined critical mass, vast resources and strategic media assets of our combines to increase brand awareness with integrated campaigns across multiple media vehicles including broadcast, cable, print, online, physician's office and in-store. Specifically, the combined companies' advertisers can leverage Healtheon/WebMD's strategic relationships with News Corporation, CNN, Reader's Digest and others for integrated programming and cross-promotion on a global scale.

         4. And finally, OnHealth Network brings to WebMD.com added resources and expertise in content, marketing and sales, allowing us to scale as needed.

* All of Healtheon/WebMD's recent initiatives show our company is executing what we've laid out in our business plan. We believe the true enemy of healthcare is fragmentation, and we are trying to bring together every step in the value chain from consumers to physicians to payers to make healthcare better, more efficient and less costly for everyone.

I would like to open the floor for Q&A at this time. Operator...


MEDIA Q&A SESSION - REGGIE

*        At conclusion - We would like to thank everyone for their time.
         (REGGIE)

END


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